SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999, OR
\ \ FOR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ TO _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Giorgio Employee Savings Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.



REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA



                          GIORGIO EMPLOYEE SAVINGS PLAN

                    Financial Statements for the Years Ended
                  December 31, 1999 and 1998 and Supplemental
                        Schedule as of December 31, 1999
                        and Independent Auditors' Report



GIORGIO EMPLOYEE SAVINGS PLAN

TABLE OF CONTENTS FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits as of
  December 31, 1999 and 1998                                                  2

 Statements of Changes in Net Assets Available for Benefits for
  the Years Ended December 31, 1999 and 1998                                  3

 Notes to Financial Statements for the Years Ended December 31,
  1999 and 1998                                                               4

SUPPLEMENTAL SCHEDULE - Assets Held for Investment (Schedule H
 Part IV Line 4i of Form 5500), December 31, 1999                            12

SUPPLEMENTAL SCHEDULES OMITTED - The following schedules were omitted because of the absence of conditions under which they are required or due to their inclusion in information filed by The Procter & Gamble Master Savings Trust:

 Reportable Transactions for the Year Ended December 31, 1999

 Assets Acquired and Disposed of Within the Plan Year

 Party-in-Interest Transactions

 Obligations in Default

 Leases in Default


DELOITTE &
  TOUCHE LLP
------------          ------------------------------------------------------
                      Deloitte & Touche LLP        Telephone: (513) 784-7100
                      250 East Fifth Street
                      P.O. Box 5340
                      Cincinnati, Ohio 45201-5340


INDEPENDENT AUDITORS' REPORT

To The Procter & Gamble Master Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the Giorgio Employee Savings Plan ("the Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/DELOITTE & TOUCHE LLP
------------------------
DELOITTE & TOUCHE LLP
April 26, 2000



GIORGIO EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1999 AND 1998
------------------------------------------------------------------------------------
                                                            1999            1998
ASSETS:
 Investments in The Procter and Gamble Master
  Savings Trust, at fair value                           $12,861,058     $11,964,102
 Loans to participants                                       190,604         362,722
 Investment income receivable                                  2,605           4,960
                                                         -----------     -----------
     Total assets                                         13,054,267      12,331,784

LIABILITIES - Accrued administrative expenses                  9,378            -
                                                         -----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS                        $13,044,889     $12,331,784
                                                         ===========     ===========

See notes to financial statements.



GIORGIO EMPLOYEE SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------
                                                      1999            1998

ADDITIONS:
  Equity in net earnings of The Procter
    & Gamble Master Savings Trust                   $ 1,980,399     $ 2,106,958
  Interest income                                        24,248          39,278
                                                    -----------     -----------
     Total investment income                          2,004,647       2,146,236
  Transfer from unaffiliated plans                         -                 78
                                                    -----------     -----------
     Total additions                                  2,004,647       2,146,314
                                                    -----------     -----------

DEDUCTIONS:
  Distributions and withdrawals to participants       1,247,022       1,821,029
  Administrative expenses                                44,520            -
                                                    -----------     -----------
      Total deductions                                1,291,542       1,821,029
                                                    -----------     -----------

NET INCREASE                                            713,105         325,285

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                  12,331,784      12,006,499
                                                    -----------     -----------

  End of year                                       $13,044,889     $12,331,784
                                                    ===========     ===========

See notes to financial statements.



GIORGIO EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

1.   PLAN DESCRIPTION

     The following brief description of the Giorgio Employee Savings Plan ("Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     GENERAL - Effective August 30, 1994, The Procter & Gamble Company ("P&G") acquired Giorgio Beverly Hills, Inc. ("Company") from Avon Products, Inc. Prior to the acquisition, certain employees of the Company participated in the Avon Employees' Savings and Stock Ownership Plan ("Predecessor Plan"). Pursuant to the sales agreement with Avon, assets under the Predecessor Plan owned by employees of the Company were transferred to create the Plan on August 30, 1994. Effective January 1, 1997, the Giorgio Pension Plan, a defined contribution plan, was merged into the Plan.

     The Plan assets are held in a combined trust account, The Procter & Gamble Master Savings Trust ("Master Trust"), with the assets of other P&G sponsored defined contribution plans (see Note 4). Each of the plans participating in the Master Trust has a proportionate and undivided ownership interest in the Master Trust assets. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     CONTRIBUTIONS AND VESTING - Effective December 31, 1996, both employee and employer contributions to the Plan were suspended and all participants became fully vested. Plan participants became eligible to participate in The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan effective December 31, 1996.

     DISTRIBUTIONS - The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash or shares of common stock or as installment payments. Retired or terminated employees shall commence benefit payments upon attainment of age 70-1/2.

     WITHDRAWALS - A participant may withdraw any portion of after-tax contributions once in any six-month period. Participants who have attained age 59-1/2 or have demonstrated financial hardship may withdraw all or any portion of their before-tax contributions once in any six-month period.

     PLAN TERMINATION - Although the Company has not expressed any intent to do so, it has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

     ADMINISTRATION - The Plan is administered by the Master Savings Plan Committee consisting of four members appointed by the Board of Directors of P&G, except for duties specifically vested in the trustee, PNC Bank, Ohio, N.A. ("PNC Bank"), who is also appointed by the Board of Directors of P&G.

     LOANS - The Plan has a loan feature under which active participants may borrow up to 50% of the current value of their vested account values (up to a maximum of $50,000). Loans are repayable via payroll deductions over a period of up to five years, except for loans used to purchase a primary residence which are repaid via payroll deduction over a period of up to 10 years. Principal and interest paid is credited to applicable funds in the borrower's account. Upon participant termination or retirement, the outstanding loan balance is treated as a distribution to the participant.

     TRANSFER FROM UNAFFILIATED PLANS - Amounts represent account balances of Company employees transferred from unaffiliated plans.

     PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS - Each participant's account is credited with an allocation of the Plan's earnings. The benefit to which a participant is entitled is limited to the benefit that can be provided from the participant's account. Participants may allocate their account in one or all of the following investment options offered by the Plan (Note 4):

          ENHANCED CASH FUND (formerly the Reserve Fund) - The prospectus indicates that this fund invests in short to medium length maturity, interest-bearing instruments.

          COMPANY STOCK FUND - A fund investing in shares of P&G common stock.

          ACTIVE FIXED-INCOME CORE FUND (FORMERLY THE MANAGED BOND FUND) - The prospectus indicates that this fund invests in a diversified portfolio of publicly and privately traded corporate, government, international and mortgage backed bonds.

          DISCIPLINED EQUITY FUND (FORMERLY THE LARGE BOND FUND) - The prospectus indicates that this fund invests in equity securities of approximately 300 domestic, large company stocks.

          DIVERSIFIED FUND - The prospectus indicates that this fund invests in a balanced portfolio consisting of both equity and fixed securities.

          INTERNATIONAL EQUITY FUND - The prospectus indicates that this fund invests in a diversified portfolio of equity securities of foreign corporations.

          SMALL COMPANY EQUITY II FUND (FORMERLY THE SMALL COMPANY FUND) - The prospectus indicates that this fund invests in a portfolio of equity securities issued by small companies.

2.   SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The accompanying financial statements are prepared under the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in P&G common stock is valued at the closing price on an established security exchange. The Plan's investment funds (funds) are valued by the fund manager, JP Morgan Investment Management, Inc., based upon the fair value of the funds' underlying investments. Income from investments is recognized when earned and is allocated to each participating plan in the Master Trust by PNC Bank and to each participant's account by the Plan's recordkeeper.

     EXPENSES OF THE PLAN - Investment management expenses are paid by the Plan in 1999. All other fees are paid by P&G. P&G paid all Plan expenses in 1998.

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     RECLASSIFICATIONS - The Plan has adopted Statement of Position 99-3 "Accounting and Reporting of Certain Employee Benefit Plan Investments and Other Disclosure Matters." As a result, the financial statements have been revised to eliminate the by-fund disclosures.

3.   TAX STATUS

     The Internal Revenue Service (IRS) has determined and informed the Company by letter dated March 22, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC at December 31, 1999 and 1998. Therefore, the Plan Administrator believes that the Plan was qualified and tax-exempt as of December 31, 1999 and 1998 and no provision for income taxes has been reflected in the accompanying financial statements.

4.   INTEREST IN MASTER TRUST

     Effective January 1, 1993, P&G formed the Master Trust in accordance with a master trust agreement with PNC Bank.

     Use of a master trust permits the commingling of investments that fund various P&G-sponsored defined contribution plans for investment and administrative purposes. Although assets are commingled in the Master Trust, PNC Bank maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to participating plans based upon each plan's proportionate interest in the Master Trust. The following represents the 1999 and 1998 audited financial information regarding the net assets and investment income of the Master
     Trust:


Assets of the Master Trust at December 31, 1999 are summarized as follows:
                                                                                                         ACTIVE
                                                   SMALL        INTER-                                   FIXED-
                                     DISCIPLINED   COMPANY      NATIONAL     ENHANCED                    INCOME
                        COMPANY      EQUITY        EQUITY II    EQUITY       CASH          DIVERSIFIED   CORE
                        STOCK FUND   FUND          FUND         FUND         FUND          FUND          FUND        TOTAL
Investments, at fair
 value                  $95,073,504  $90,403,642   $5,939,202   $3,536,914   $25,264,139   $36,357,122   $5,556,031  $262,130,554
Accrued interest and
 dividends                    4,143          171           57           34           164            68           27         4,664
                        -----------  -----------   ----------   ----------   -----------   -----------   ----------  ------------
Total                   $95,077,647  $90,403,813   $5,939,259   $3,536,948   $25,264,303   $36,357,190   $5,556,058  $262,135,218
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============

Plan's investment in
 Master Trust           $ 3,895,274  $ 4,689,511   $  328,556   $  273,352   $   378,124   $ 2,486,928   $  809,313  $ 12,861,058
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============

Plan's percentage
 ownership interest
 in Master Trust                 4%           5%           6%           8%            1%            7%          15%            5%
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============


Investments, at fair value, held by the Master Trust at December 31, 1999 are summarized as follows:
                                                                                                         ACTIVE
                                                   SMALL        INTER-                                   FIXED-
                                     DISCIPLINED   COMPANY      NATIONAL     ENHANCED                    INCOME
                        COMPANY      EQUITY        EQUITY II    EQUITY       CASH          DIVERSIFIED   CORE
                        STOCK FUND   FUND          FUND         FUND         FUND          FUND          FUND        TOTAL
The Procter & Gamble
 Company common stock   $94,131,490                                                                                  $ 94,131,490
Mutual funds                         $90,403,642   $5,939,202   $3,536,914   $25,264,139   $36,357,122   $5,556,031   167,057,050
Short-term investments      942,014                                                                                       942,014
                        -----------  -----------   ----------   ----------   -----------   -----------   ----------  ------------
Total                   $95,073,504  $90,403,642   $5,939,202   $3,536,914   $25,264,139   $36,357,122   $5,556,031  $262,130,554
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============


Investment income from the Master Trust for the year ended December 31, 1999 is summarized as follows:
                                                                                                         ACTIVE
                                                   SMALL        INTER-                                   FIXED-
                                     DISCIPLINED   COMPANY      NATIONAL     ENHANCED                    INCOME
                        COMPANY      EQUITY        EQUITY II    EQUITY       CASH          DIVERSIFIED   CORE
                        STOCK FUND   FUND          FUND         FUND         FUND          FUND          FUND        TOTAL
Net appreciation
 in fair value of
 investments            $15,627,185  $15,265,177   $1,690,909   $  901,360   $ 1,416,290   $ 4,261,467   $    9,284  $ 39,171,672
Dividends                 1,058,186                                                                                     1,058,186
Interest                     31,081        1,752          265          246           503           516          189        34,552
                        -----------  -----------   ----------   ----------   -----------   -----------   ----------  ------------

Total                   $16,716,452  $15,266,929   $1,691,174   $  901,606   $ 1,416,793   $ 4,261,983   $    9,473  $ 40,264,410
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============

Plan's equity in
 net earnings of
 Master Trust           $   696,854  $   783,283   $  105,247   $   72,810   $    22,366   $   298,524   $    1,315  $  1,980,399
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============



Assets of the Master Trust at December 31, 1998 are summarized as follows:
                                                                                                         ACTIVE
                                                   SMALL        INTER-                                   FIXED-
                                     DISCIPLINED   COMPANY      NATIONAL     ENHANCED                    INCOME
                        COMPANY      EQUITY        EQUITY II    EQUITY       CASH          DIVERSIFIED   CORE
                        STOCK FUND   FUND          FUND         FUND         FUND          FUND          FUND        TOTAL
Investments, at fair
 value                  $82,686,007  $76,750,124   $4,587,218   $2,999,260   $26,401,544   $33,445,663   $6,050,716  $232,920,532
Accrued interest and
 dividends                    4,781          235           47            7            38            32           13         5,153
                        -----------  -----------   ----------   ----------   -----------   -----------   ----------  ------------
Total                   $82,690,788  $76,750,359   $4,587,265   $2,999,267   $26,401,582   $33,445,695   $6,050,729  $232,925,685
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============

Plan's investment in
 Master Trust           $ 3,623,825  $ 4,164,775   $  220,553   $  270,291   $   434,734   $ 2,324,845   $  925,079  $ 11,964,102
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============

Plan's percentage
 ownership interest
 in Master Trust                 4%           5%           5%           9%            2%            7%          15%            5%
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============


Investments, at fair value, held by the Master Trust at December 31, 1998 are summarized as follows:
                                                                                                         ACTIVE
                                                   SMALL        INTER-                                   FIXED-
                                     DISCIPLINED   COMPANY      NATIONAL     ENHANCED                    INCOME
                        COMPANY      EQUITY        EQUITY II    EQUITY       CASH          DIVERSIFIED   CORE
                        STOCK FUND   FUND          FUND         FUND         FUND          FUND          FUND        TOTAL
The Procter & Gamble
 Company common stock   $82,247,171                                                                                  $ 82,247,171
Mutual funds                         $76,778,262   $4,596,117   $3,005,413   $26,409,391   $33,460,753   $6,048,229   150,298,165
Short-term investments
 (overdraft)                438,836      (28,138)      (8,899)      (6,153)       (7,847)      (15,090)       2,487       375,196
                        -----------  -----------   ----------   ----------   -----------   -----------   ----------  ------------
Total                   $82,686,007  $76,750,124   $4,587,218   $2,999,260   $26,401,544   $33,445,663   $6,050,716  $232,920,532
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============


Investment income from the Master Trust for the year ended December 31, 1998 is summarized as follows:
                                                                                                         ACTIVE
                                                   SMALL        INTER-                                   FIXED-
                                     DISCIPLINED   COMPANY      NATIONAL     ENHANCED                    INCOME
                        COMPANY      EQUITY        EQUITY II    EQUITY       CASH          DIVERSIFIED   CORE
                        STOCK FUND   FUND          FUND         FUND         FUND          FUND          FUND        TOTAL
Net appreciation
 (depreciation) in
 fair value of
 investments            $11,339,483  $18,695,385   $ (263,745)  $  396,904   $ 1,376,097   $ 4,973,756   $  416,005  $ 36,933,885
Dividends                 1,029,974                                                                                     1,029,974
Interest                     49,241           54           83           22           129            41          125        49,695
                        -----------  -----------   ----------   ----------   -----------   -----------   ----------  ------------

Total                   $12,418,698  $18,695,439   $ (263,662)  $  396,926   $ 1,376,226   $ 4,973,797   $  416,130  $ 38,013,554
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============

Plan's equity in
 net earnings (losses)
 of Master Trust        $   466,764  $ 1,097,807   $  (10,439)  $   42,422   $    28,241   $   414,392   $   67,771  $  2,106,958
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============



5.   DISTRIBUTIONS

     Distributions payable to participants at December 31, 1999 and 1998 are approximately $103,000 and $12,000, respectively.

                                   * * * * * *



GIORGIO EMPLOYEE SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT
(SCHEDULE H PARTY IV LINE 4i OF FORM 5500)
DECEMBER 31, 1999
------------------------------------------------------------------------------------------------------
IDENTITY OF ISSUE,
BORROWER, LESSOR                                                                                 FAIR
OR SIMILAR PARTY      DESCRIPTION OF INVESTMENT                                 COST             VALUE
Participant Loans     29 loans with maturities ranging from May 2000
                      to March 2008 and interest rates ranging from           $  -             $190,604
                      8.75-10%                                                ======           ========



PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.



                                   Giorgio Employee Savings Plan




                                  /s/THOMAS J. MESS
Date:  June 22, 2000             ---------------------------------------
                                  Thomas J. Mess
                                  Secretary for Trustees







                               EXHIBIT INDEX


Exhibit No.                                                 Page No.

  23                Consent of Deloitte & Touche